News Release
Communiqué de Pressee
Exhibit 99.7

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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
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Burkhard REUSS
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TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

Dalia Starts Production Offshore Angola
Paris, December 15, 2006 — Sonangol, the Angolan state oil company, as concessionaire, and Total, as operator, are pleased to announce first production from Angola’s deepwater Dalia field in Block 17. Discovered in September 1997 and located some 135 kilometres off the coast in water depths ranging from 1,200 to 1,500 metres. Dalia is estimated to contain close to 1 billion barrels of recoverable oil. It is the largest deepwater development to be brought onstream this year and among the largest projects of its kind in the world.
The Dalia field is comprised of 71 wells, 31 for water injection, 3 for gas injection and 37 producers tied into 9 manifolds. The subsea installation consists of 40 kilometres of insulated production flowlines linked to eight hi-tech flexible risers specially manufactured for the project and taking the fluid up to a Floating Production Storage and Offloading (FPSO) vessel, which has an oil treatment capacity of 240,000 barrels of oil per day and a storage capacity of 2 million barrels.
“We are extremely pleased with the development of Dalia which has been completed on time, illustrating the abilities of our teams to successfully tackle even the most challenging projects and environments, said Christophe de Margerie, President Exploration and Production of Total. “Moreover, Dalia has contributed to the strengthening of Angolan specialized oil industry, to the creation of employment and to the transfer of technology through the establishment of modern factories in Luanda, Lobito and Dande for the manufacturing of sophisticated industrial equipment used in the project.”
Sonangol is the Block 17 concessionaire. Total E&P Angola, operator, has a 40% interest in Block 17, alongside partners Esso Exploration Angola (Block 17) Limited (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro Dezassete a.s. (10%).
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2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Block 17:
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones: Girassol and Dalia, both into production, Pazflor which is in the final bidding process before sanction, and CLOV, a fourth major production area, based on Cravo, Lirio, Orquidea and Violeta discoveries, currently being studied.
On the Girassol structure, production from the Girassol field and the Jasmim field, a satellite to Girassol that came on stream in November 2003, is currently at more than 250,000 barrels per day of oil. The development of the Rosa field, developed as a 15 kilometre tie back to the Girassol FPSO (Floating, Production, Storage and Offloading) facility, was launched in July 2004. The field is scheduled to come on stream in the second quarter of 2007 and is expected to maintain the FPSO’s production plateau at 250,000 barrels per day.
Dalia, one of the largest operated projects of Total, will contribute very significantly to the growth profile of the Group in 2007 and over the period 2006-2010.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com